Exhibit 12

Chesapeake Utilities Corporation
Ratio of Earnings to Fixed Charges

For the Years Ended December 31,	2007	2006	2005	2004	2003
Income from continuing operations	$13,217,787	$10,747,965	$10,698,811	$9,686,449	$10,079,483
Add:
Income taxes	8,597,461	6,999,072	6,472,220	5,771,333	6,032,445
Portion of rents representative of interest factor	245,399	226,583	278,846	309,446	351,445
Interest on indebtedness	6,539,004	5,721,912	5,076,666	5,145,243	5,527,601
Amortization of debt discount and expense	50,635	52,081	55,792	61,421	89,155
Earnings as adjusted	$28,650,286	$23,747,613	$22,582,335	$20,973,892	$22,080,129

Fixed Charges
Portion of rents representative of interest factor	$245,399	$226,583	$278,846	$309,446	$351,445
Interest on indebtedness	6,539,004	5,721,912	5,076,666	5,145,243	5,527,601
Amortization of debt discount and expense	50,635	52,081	55,792	61,421	89,155
Fixed Charges	$6,835,038	$6,000,576	$5,411,304	$5,516,110	$5,968,201
Ratio of Earnings to Fixed Charges	4.19	3.96	4.17	3.80	3.70